UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        SEC File Number: 0-30121
                                                        CUSIP Number:  903844108

                           NOTIFICATION OF LATE FILING

(Check One):
|X|Form 10-K  |_|Form 20-F  |_|Form 11-K  |_|Form 10-Q  |_|Form 10-D
|_|Form N-SAR  |_|Form N-CSR

         For Period Ended: January 31, 2008
                           -----------------

     |_|  Transition Report on Form 10-K
     |_|  Transition Report on Form 20-F
     |_|  Transition Report on Form 11-K
     |_|  Transition Report on Form 10-Q
     |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:
                                          ------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   N/A
                                                -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Ulticom, Inc.
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Full name of registrant

N/A
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Former name if applicable

1020 Briggs Road
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Address of principal executive office (Street and number)

Mount Laurel, New Jersey 08054
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City, state and zip code


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                                     PART II
                             RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
|_| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Ulticom, Inc. (the "Company") plans to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2008 as soon as practicable and does not currently expect that it will be able to file the report on or before the fifteenth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

          This delay is the result of (i) restatements of the Company's historical financial statements required to reflect the results of recently completed investigations by the Audit Committee of the Company's Board of Directors (the "Audit Committee") and (ii) the ongoing evaluation of the Company's recognition of revenue based on the application of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended and interpreted, specifically relating to vendor specific objective evidence ("VSOE"). Such investigations of the Audit Committee were previously disclosed in the Company's press releases dated March 14, 2006 and November 14, 2006 and the completion of such investigations and a summary of the results thereof were disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on March 28, 2008. The Audit Committee's investigations related to historical option practices and other unrelated historical accounting practices affecting fiscal 1996 through 2003. The historical accounting practices involved excessive accruals in certain historical periods and inappropriate deferral of revenue relating to certain intercompany transactions between the Company and one of its Comverse Technology, Inc. affiliates.


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          As disclosed in the Company's press release dated November 29, 2007
          (which was filed with the SEC on November 30, 2007 as Exhibit 99.1 to the Company's Current Report on Form 8-K), the SOP 97-2 VSOE related matters arose in connection with the audit of the Company's financial statements for fiscal year 2006 (ended January 31, 2007) by the Company's independent registered public accounting firm. Such evaluation was not part of the investigations conducted by the Audit Committee. Included in this evaluation is a determination of VSOE of fair value for the various elements of the Company's bundled hardware and software solutions and associated services for earlier years as well.

          The Company intends to file its periodic reports covering the fiscal years ended January 31, 2008, January 31, 2007 and January 31, 2006, and any prior periods required for the Company to be current in its reporting obligations, together with any restated historical financial statements, as soon as practicable.

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


  Mark Kissman                        (856)                     787-2700
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    (Name)                         (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                        |_| Yes |X| No

The Company has not filed its Annual Report on Form 10-K for the fiscal years ended January 31, 2006 and January 31, 2007 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007 and October 31, 2007.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's cash and cash equivalents as at January 31, 2008 were $284,169,000, compared with $281,658,000 at January 31, 2007. As discussed in
Part III above, the Company is currently in the process of reviewing its financial statements, including the evaluation of the Company's revenue recognition based on the application of SOP 97-2 specifically related to VSOE.


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The analysis of these matters requires the review of a large number of individual transactions over several years, and the Company cannot estimate at this time the impact on its previously issued financial statements or previously issued results. Because the Company has not completed the preparation of its consolidated financial statements for the fiscal years ended January 31, 2007 and 2008, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations from the fiscal year ended January 31, 2007 to the fiscal year ended January 31, 2008.

Note: This Form 12b-25 contains "forward-looking statements" for purposes of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These forward looking statements include those related to the effects of the delisting of the Company's securities from The NASDAQ Stock Market, the completion of the restatement of the Company's financial statements, and the failure to file reports on Form 10-K and Form 10-Q in a timely manner. There can be no assurances that the results predicted in any such forward-looking statements will be achieved, and actual events or results could differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and should not be considered as an indication of future events or results. Important factors that could cause actual results to differ materially include: the results of the Company's evaluation of revenue recognition based on the application of SOP 97-2 specifically relating to vendor specific objective evidence; the impact of, and ability to successfully complete, the restatement of financial statements of the Company required in connection with the completed Audit Committee investigations relating to historical option grant practices and other unrelated historical accounting practices affecting fiscal 1996 through 2003 and relating to the SOP 97-2 analysis; the impact of any SEC enforcement action that could be brought against the Company in light of the Wells Notice received from the SEC on March 20, 2008 relating to possible violations of the federal securities laws arising from the historical option grant practices and unrelated historical accounting practices that were the subject of the completed Audit Committee investigations; the Company's inability to file required reports with the Securities and Exchange Commission; the risks of dealing with potential claims and proceedings that may be commenced concerning such matters; risks associated with the delisting of the Company's shares from The NASDAQ Stock Market and the quotation of the Company's common stock in the "Pink Sheets," including any adverse effects related to the trading of the stock due to, among other things, the absence of market makers; risks of litigation and of governmental investigations or proceedings arising out of or related to the Company's stock option grants or other unrelated accounting practices, as well as any restatement of the financial statements of the Company; risks associated with the development and acceptance of new products and product features; risks associated with the Company's dependence on a limited number of customers for a significant percentage of the Company's revenues; changes in the demand for the Company's products; changes in capital spending among the Company's current and prospective customers; aggressive competition that may force the Company to reduce prices; risks associated with rapid technological changes in the telecommunications industry; risks associated with making significant investments in the expansion of the business and with increased expenditures; risks associated with holding a large proportion of the Company's assets in cash equivalents and short-term investments; risks associated with the Company's products being dependent upon their ability to operate on new hardware and operating systems of other companies; risks associated with dependence on sales of the Company's Signalware products; risks associated with future networks not utilizing signaling systems and protocols


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that the Company's products are designed to support; risks associated with the products having long sales cycles and the limited ability to forecast the timing and amount of product sales; risks associated with the integration of the Company's products with those of equipment manufacturers and application developers and the Company's ability to establish and maintain channel and marketing relationships with leading equipment manufacturers and application developers; risks associated with the Company's reliance on a limited number of independent manufacturers to manufacture boards for the Company's products and on a limited number of suppliers for board components; risks associated with becoming subjected to, defending and resolving allegations or claims of infringement of intellectual property rights; risks associated with others infringing on the Company's intellectual property rights and the inappropriate use by others of the Company's proprietary technology; risks associated with the Company's ability to retain existing personnel and recruit and retain qualified personnel; risks associated with the increased difficulty in relying on equity incentive programs to attract and retain talented employees and with any associated increased employment costs; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; risks associated with changes in the competitive or regulatory environment in which the Company operates; and other risks described in filings with the Securities and Exchange Commission. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as otherwise required by the federal securities laws.














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                                  Ulticom, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 15, 2008

                                          ULTICOM, INC.


                                          By:  /s/ Mark Kissman
                                               ------------------------------
                                               Name:  Mark Kissman
                                               Title: Chief Financial Officer



















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